UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 5

ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

**Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(h) of the Investment Company Act of 1940**

☐ Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

☐ Form 3 Holdings Reported

☐ Form 4 Transactions Reported

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1. Name and Address of Reporting Person*

Osterhoff, James M
_____
(Last) (First) (Middle)

Highway 50 at Aerojet Road
_____
(Street)

Rancho Cordova, CA 95670
_____
(City)   (State)   (Zip)

2. Issuer Name and Ticker or Trading Symbol

GenCorp Inc. (GY)

4. Statement for Month/Year

11/2002

6. Relationship of Reporting Person(s) to Issuer *(Check All Applicable)*

☒ Director   ☐ 10% Owner

☐ Officer *(give title below)*

☐ Other *(specify below)*

3. I.R.S. Identification Number of Reporting Person, if an entity *(Voluntary)*

5. If Amendment, Date of Original *(Month/Year)*

7. Individual or Joint/Group Reporting *(Check Applicable Line)*

☒ Form filed by One Reporting Person

☐ Form filed by More than One Reporting Person

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*   If the form is filed by more than one reporting person, see instruction 4(b)(v).

Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)	4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned at the End of Issuer's Fiscal Year (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
				Amount	(A) or (D)	Price			
Common Stock	11/28/02		(1)J	500	A	$0		D	
Common Stock	11/28/02		(2) J	5.3505	A	$0	1,515.3761	D	
Common Stock	11/28/02		(2) J	16.9657	A	$0		I	By Trust
Common Stock	11/28/02		(3) J	10.012	A	$0		I	By Trust
Common Stock	11/28/02		(4) J	2.3328	A	$0		I	By Trust
Common Stock	11/28/02		(1) J	500	D	$0	4,804.906	I	By Trust

Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)	4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned at the End of Issuer's Fiscal Year (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
				Amount	(A) or (D)	Price			
Common Stock	11/28/02		(1)J	500	A	$0			
Common Stock	11/28/02		(2) J	5.3505	A	$0	1,515.3761		

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned
(e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security *(Instr. 3)*	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date *(Month/Day/Year)*	3A. Deemed Execution Date, if any *(Month/Day/Year)*	4. Transaction Code *(Instr. 8)*	5. Number of Derivative Securities Acquired (A) or Disposed of (D) *(Instr. 3, 4 and 5)*	
					(A)	(D)
Stock Options (Right to buy)	$10.87					
Phantom Stock Unit	$0					

Page 3

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned — Continued
(e.g., puts, calls, warrants, options, convertible securities)

6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned at End of Year (Instr. 4)	10. Ownership of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
Date Exercisable	Expiration Date	Title	Amount or Number of Shares				
	02/28/12	Common Stock			5,254	D	
		Common Stock			16,695.0232	I	By Plan

Explanation of Responses:

Note: (1) This entry is a correction. These 500 shares were transferred from Mr. Osterhoff's Trust account to Mr. Osterhoff's non-trust account in December 2001. However, the transfer from Mr. Osterhoff's Trust account to his non-trust account was inadvertantly not reported in the Form 4 filed in February 2002 or in subsequent filings.

Note: (2) Shares acquired quarterly on 11-29-02 under the GenCorp Dividend Reinvestment Program.

Note: (3) Shares acquired quarterly on 2-28-02 under the GenCorp Dividend Reinvestment Program.

Note: (4) This entry is a correction of the shares acquired under the GenCorp Dividend Reinvestment Program on 12-12-01.

/s/ James M. Osterhoff	1-13-03
**Signature of Reporting Person	Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff (a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

POWER OF ATTORNEY

Know by all these presents, that the undersigned hereby constitutes and appoints each of: Gregory K. Scott, Senior Vice President, Law; General Counsel and Secretary; Margaret Hastings, Assistant General Counsel; Rebecca A. Bauer, Paralegal; Yasmin R. Seyal, Senior Vice President and Chief Financial Officer; and Douglas Jeffries, Vice President, Controller; and, signing singly, as the undersigned's true and lawful attorney-in-fact to:

1. execute for and on behalf of the undersigned, in the undersigned's capacity as an officer and/or director of GenCorp Inc., Forms 3, 4 and 5 in accordance with Section 16(a) of the Securities Exchange Act of 1934 and the rules thereunder;

2. do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete and execute any such Form 3, 4 or 5, complete and execute any amendment or amendments thereto, and timely file such form with the United States Securities and Exchange Commission and any stock exchange or similar authority; and

3. take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact's discretion.

The undersigned hereby grants to each such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact's substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming, nor is the Company assuming, any of the undersigned's responsibilities to comply with Section 16 of the Securities Exchange Act of 1934.

This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file Forms 3, 4 and 5 with respect to the undersigned's holdings of and transactions in securities issued by the Company, unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of 5th day of September, 2002.

/s/ James M. Osterhoff
[Officer or Director Name]
James M. Osterhoff